EXHIBIT 4.11
April 10, 1997


Mr. Steve Pickens                        VIA:  Fax (415-331-1212)
Ally Capital Corporation
Marina Plaza
2330 Marinship Way, Suite 300
Sausalito, California 94965-2853

Re:  Prepayment of Lease

Dear Steve:

In accordance with the letter agreement dated December 18, 1996 between Ally and Electrosource, as amended by letter agreement dated January 20, 1997, Ally and Electrosource hereby agree to adjust the number of shares issued to Ally on behalf of the Lessors to 127,500 shares. The adjustment is to reflect the subsequent lease payments made to reduce the indebtedness since December. We will continue payments per our agreement until the obligation is satisfied.

The existing certificate for 160,000 will be canceled and replaced with a new stock certificate for 127,500 shares. We will deliver this to you as soon as possible, which I anticipate during the week of April 14. There are no other changes to the agreement.

Please indicate your agreement to this amendment where provided below and return a copy of this letter by fax (512-753-6578) and mail at your earliest convenience.

We appreciate your cooperation and attention to this matter.

Very truly yours,


     /s/
James M. Rosel
Vice President Finance
and General Counsel

     AGREED TO AND ACCEPTED this 11th day of April, 1997.
                              ALLY CAPITAL CORPORATION


                              By:     /s/
                                    Stephen M. Pickens
                              Its:  Vice President